FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         Unaudited Financial Statements
                  For the Nine Months ended September 30, 2003

                             Commission file number
                                   333-10886

                     Dunlop Standard Aerospace Holdings plc
             (Exact name of registrant as specified in its charter)

                                 Holbrook Lane
                                Coventry CV6 4AA
                                 United Kingdom
             (Address of principal executive offices and zip code)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F |X| Form 40-F | |

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes |  |  No  |X|

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form S-8 of Dunlop Standard Aerospace Holdings plc (Registration No. 3599235) and the Registration Statement on Form F-4 of Dunlop Standard Aerospace Holdings plc. (Registration No. 333-10886).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dunlop Standard Aerospace Holdings plc




By: /s/ David Unruh
    -----------------------
    David Unruh
    Chief Financial Officer

November 13, 2003

CONDENSED PROFIT AND LOSS STATEMENTS                                                                         Page 1
(UNAUDITED)
----------------------------------------------------------------------------------------------------------------------------------



                     DUNLOP STANDARD AEROSPACE HOLDINGS PLC
                     CONDENSED CONSOLIDATED PROFIT AND LOSS
                                  (UNAUDITED)


                                                              FOR THE QUARTER                   FOR THE NINE MONTHS
                                                         ENDED SEPTEMBER 30, 2003            ENDED SEPTEMBER 30, 2003
                                                             2003            2002                   2003         2002
                                                      (POUND)'000     (POUND)'000            (POUND)'000  (POUND)'000

SALES                                               (pound)107,156 (pound)110,851         (pound)323,076(pound)332,719

COST OF GOODS SOLD                                          79,719         81,411                237,383      240,327
------------------------------------------------ ----------------- --------------- --- -- --------------- ------------
                                                            27,437         29,440                 85,693       92,392
GROSS MARGIN

SELLING, GENERAL,  ADMIN & OTHER EXPENSES                   14,328         13,097                 40,918       40,669
------------------------------------------------ ----------------- --------------- --- -- --------------- ------------

OPERATING PROFIT                                            13,109         16,343                 44,775       51,723

FINANCE COSTS, NET                                           7,557         11,197                 23,825       33,805
------------------------------------------------ ----------------- --------------- --- -- --------------- ------------

PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION                5,552          5,146                 20,950       17,918
TAXATION                                                     2,093          2,253                  8,045        7,068
------------------------------------------------ ----------------- --------------- --- -- --------------- ------------

PROFIT FOR THE FINANCIAL PERIOD                       (POUND)3,459   (POUND)2,893          (POUND)12,905(POUND)10,850
================================================ ================= =============== === == =============== ============

The accompanying notes are an integral part of these condensed financial statements.

CONDENSED BALANCE SHEETS                                                                                    PAGE 2
(UNAUDITED)
------------------------------------------------------------------------------------------------------------------------------------
                     DUNLOP STANDARD AEROSPACE HOLDINGS PLC
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                  (UNAUDITED)

                                                             30 SEPTEMBER      30 SEPTEMBER        31 DECEMBER
                                                                     2003              2002               2002
                                                              (POUND)'000       (POUND)'000        (POUND)'000
FIXED ASSETS
Intangible fixed assets:
     Goodwill                                            (pound)310,785      (pound)316,448     (pound)313,856
     Development costs / licenses                                28,606              28,549             28,089
--------------------------------------------------------- ------------------ ----------------- ------------------
Total Intangible fixed assets                                   339,391              344,997           341,945
Tangible fixed assets                                           165,710              176,730           173,545
--------------------------------------------------------- ------------------ ----------------- ------------------

TOTAL INTANGIBLE AND TANGIBLE FIXED ASSETS                      505,101              521,727           515,490
--------------------------------------------------------- ------------------ ----------------- ------------------

CURRENT ASSETS
Debtors:
     Trade & other debtors                                      105,393              111,513           105,277
     Deferred costs - initial parts provided                     26,227               24,669            25,002
Stocks                                                           69,588               69,886            74,450
Cash at bank and in hand                                         15,097               26,376            33,585
--------------------------------------------------------- ------------------ ----------------- ------------------

TOTAL CURRENT ASSETS                                            216,305              232,444           238,314
--------------------------------------------------------- ------------------ ----------------- ------------------

CREDITORS - AMOUNTS FALLING DUE WITHIN ONE YEAR
Trade and other creditors                                      (95,303)             (105,919)         (85,038)
Current portion of long term debt                              (37,386)              (41,250)         (67,910)
--------------------------------------------------------- ------------------ ----------------- ------------------

TOTAL CREDITORS                                               (132,689)             (147,169)        (152,948)

--------------------------------------------------------- ------------------ ----------------- ------------------
NET CURRENT ASSETS                                              83,616                85,275           85,366
--------------------------------------------------------- ------------------ ----------------- ------------------

TOTAL ASSETS LESS CURRENT LIABILITIES                          588,717               607,002          600,856
--------------------------------------------------------- ------------------ ----------------- ------------------

CREDITORS - AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR
Bank loans and Senior notes                                   (323,388)             (359,301)        (343,571)
Accruals and deferred income                                    (3,818)               (7,044)          (8,951)
--------------------------------------------------------- ------------------ ----------------- ------------------

                                                              (327,206)             (366,345)        (352,522)

PROVISIONS FOR LIABILITIES & CHARGES                           (22,987)              (19,825)         (22,615)
--------------------------------------------------------- ------------------ ----------------- ------------------

NET ASSETS                                              (POUND)238,524        (POUND)220,832   (POUND)225,719

--------------------------------------------------------- ------------------ ----------------- ------------------

SHARE CAPITAL AND RESERVES
160,000,000 ordinary shares of(pound)1 each
Called up share capital                                 (pound)160,000       (pound)160,000     (pound)160,000

Profit and loss account                                         78,524               60,832             65,719
--------------------------------------------------------- ------------------ ----------------- ------------------

TOTAL EQUITY SHAREHOLDERS' FUNDS                        (POUND)238,524       (POUND)220,832     (POUND)225,719

--------------------------------------------------------- ------------------ ----------------- ------------------

The accompanying notes are an integral part of these condensed financial statements.

CONDENSED FINANCIAL STATEMENTS                                                                              PAGE 3
(UNAUDITED)
------------------------------------------------------------------------------------------------------------------------------------

                     DUNLOP STANDARD AEROSPACE HOLDINGS PLC
            CONDENSED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
                                  (UNAUDITED)


                                                               30 SEPTEMBER               30 SEPTEMBER          31 DECEMBER
                                                                       2003                       2002                 2002
                                                                (POUND)'000                (POUND)'000          (POUND)'000

Profit for the financial period before dividends              (pound)12,905             (pound)10,850         (pound)11,860
Exchange adjustments                                                   (100)                   (5,506)              (1,629)
--------------------------------------------------- ------------------------- -------------------------- -- -----------------

TOTAL RECOGNISED GAINS AND LOSSES                             (POUND)12,805              (POUND)5,344         (POUND)10,231
Profit and Loss - Beginning                                          65,719                    55,488                55,488
--------------------------------------------------- ------------------------- -------------------------- -- -----------------
PROFIT AND LOSS - ENDING                                      (POUND)78,524             (POUND)60,832         (POUND)65,719
--------------------------------------------------- ------------------------- -------------------------- -- -----------------


                     DUNLOP STANDARD AEROSPACE HOLDINGS PLC
         CONDENSED RECONCILILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
                                  (UNAUDITED)



                                                                NINE MONTHS                NINE MONTHS           YEAR ENDED
                                                         ENDED 30 SEPTEMBER         ENDED 30 SEPTEMBER          31 DECEMBER
                                                                       2003                       2002                 2002
                                                                (POUND)'000                (POUND)'000          (POUND)'000

Profit for the financial period                               (pound)12,905                     10,850        (pound)11,860
Exchange adjustments                                                   (100)                    (5,506)              (1,629)
--------------------------------------------------- ------------------------- -------------------------- -- -----------------

NET INCREASE IN SHAREHOLDERS' FUNDS                                  12,805                      5,344               10,231

Shareholders' funds - beginning of period                           225,719                    215,488              215,488

--------------------------------------------------- ------------------------- -------------------------- -- -----------------

SHAREHOLDERS' FUNDS - END OF PERIOD                          (POUND)238,524             (POUND)220,832       (POUND)225,719

--------------------------------------------------- ------------------------- -------------------------- -- -----------------


The accompanying notes are an integral part of these condensed financial statements.

MANAGEMENT DISCUSSION OF FINANCIAL RESULTS      PAGE 4
(UNAUDITED)
----------------------------------------------------------------------------------------------------------------------------------
                     DUNLOP STANDARD AEROSPACE HOLDINGS PLC
                   CONDENSED CONSOLIDATED CASH FLOW STATEMENT
                                  (UNAUDITED)

                                                              QUARTER       QUARTER          NINE MONTHS     NINE MONTHS
                                                                ENDED         ENDED                ENDED           ENDED
                                                              30 SEPT       30 SEPT              30 SEPT         30 SEPT
                                                                 2003          2002                 2003            2002
                                                          (POUND)'000   (POUND)'000          (POUND)'000     (POUND)'000
Operating profit                                       (pound)13,109  (pound)16,343        (pound)44,775  (pound)51,723
Depreciation                                                   3,705          3,716               11,010         10,743
Amortisation of deferred costs                                 1,155          1,466                3,554          3,624
Gain / (loss) on disposal of fixed assets                        (12)            70                   36             85
Change in stock                                                2,854          1,114                2,742           (686)
Change in debtors                                             (3,419)        (4,500)              (4,371)       (17,817)
Change in trade creditors                                      1,878          1,936                4,147          3,067
Capital Grant Release & Other                                   (754)          (785)              (2,274)        (2,483)
------------------------------------------------------- --------------- -------------- --- --------------- ------------------
NET CASH INFLOW FROM OPERATING ACTIVITIES                     18,516         19,360               59,619         48,256
------------------------------------------------------- --------------- -------------- --- --------------- ------------------

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
INTEREST AND FINANCE CHARGES PAID                             (4,739)        (6,012)             (19,234)       (28,274)
------------------------------------------------------- --------------- -------------- --- --------------- ------------------
TAXATION
Tax paid                                                        (727)          (410)              (4,611)        (1,732)

------------------------------------------------------- --------------- -------------- --- --------------- ------------------

CAPITAL EXPENDITURE AND FINANCIAL INVESTMENT
(Payments) to acquire tangible fixed assets - net             (2,335)        (5,015)              (5,360)       (26,501)
(Payments) for development expenditure,  licensing and
OEM fees                                                      (3,082)          (899)              (5,729)        (1,639)
------------------------------------------------------- --------------- -------------- --- --------------- ------------------

NET  CASH  (OUTFLOW)  FROM  CAPITAL   EXPENDITURE  AND
FINANCIAL INVESTMENT                                          (5,417)        (5,914)             (11,089)       (28,140)
------------------------------------------------------- --------------- -------------- --- --------------- ------------------

CURRENCY AND OTHER                                               (36)           749                  398           (950)
------------------------------------------------------- --------------- -------------- --- --------------- ------------------

NET CASH INFLOW /  (OUTFLOW) BEFORE FINANCING                  7,597           7,773              25,083        (10,840)
------------------------------------------------------- --------------- -------------- --- --------------- ------------------

FINANCING
Bank loans (repaid) /received                                      -          7,401              (10,400)        10,846
Working capital loans                                          3,000           (141)             (15,075)        (2,141)
------------------------------------------------------- --------------- -------------- --- --------------- ------------------

NET CASH (OUTFLOW) / INFLOW FROM FINANCING                     3,000          7,260              (25,475)         8,705
------------------------------------------------------- --------------- -------------- --- --------------- ------------------

INCREASE (DECREASE) IN CASH                                   10,597         15,033                 (392)        (2,135)
Exchange adjustments                                              (6)          (283)                  52           (552)
Cash - beginning of period                                     4,506         11,626               15,437         29,063
------------------------------------------------------- --------------- -------------- --- --------------- ------------------
CASH - END OF PERIOD (NET OF BANK OVERDRAFTS)          (POUND)15,097  (POUND)26,376        (POUND)15,097  (POUND)26,376
------------------------------------------------------- --------------- -------------- --- --------------- ------------------
The accompanying notes are an integral part of these condensed financial statements.

MANAGEMENT DISCUSSION OF FINANCIAL RESULTS     PAGE 5
(UNAUDITED)
------------------------------------------------------------------------------

1. SIGNIFICANT ACCOUNTING POLICIES

INTERIM CONDENSED FINANCIAL STATEMENTS
During interim periods, Dunlop Standard Aerospace Holdings plc (the "Company") follows the accounting policies set forth in its Annual Report to Shareholders and applies appropriate interim financial reporting standards, as indicated below. Users of financial information produced for interim periods are encouraged to refer to the notes contained in the Annual Report to Shareholders when reviewing interim financial results. Copies of the Company's 1999 to 2002 annual reports have been filed with the Securities and Exchange Commission.

Interim financial reporting standards require management to make estimates that are based on assumptions regarding the outcome of future events and circumstances not known at the present time, including the use of estimated effective tax rates. Inevitably, some assumptions may not materialise and unanticipated events and circumstances may occur which vary from those estimates and such variations may significantly affect the Company's future results. In the opinion of management, the accompanying unaudited condensed consolidated financial statements of the Company contain all adjustments of a normal and recurring nature which are necessary to present fairly the financial positions of the Company as of 30 September 2003 and 30 September 2002, and the results of its operations and cash flows for the nine month periods ended 30 September 2003 and 2002.

Certain of the comparative financial information have been restated to conform to the current presentation. The company and Dunlop Standard Aerospace Group Limited, our parent, and its subsidiaries (the "Group") has now adopted Financial Reporting Standard 19 `Deferred Tax' such that deferred taxation is accounted for on an undiscounted basis at expected tax rates on all differences arising from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the accounts. A deferred tax asset is only recognised when it is more likely than not that the asset will be recoverable in the foreseeable future out of suitable taxable profits from which the underlying timing differences can be deducted.

FOREIGN EXCHANGE RATES
The following exchange rates have been used to convert the Group's subsidiary company balance sheets and income statements from United States Dollars, to Pounds Sterling:

                                          NINE MONTHS ENDED    NINE MONTHS ENDED     YEAR ENDED
                                              SEPT 30, 2003        SEPT 30, 2002      DEC. 2002
Income Statement             (pound) =                $1.61                $1.48          $1.50
Balance Sheet                (pound) =                $1.66                $1.57          $1.61

2. NATURE OF OPERATIONS

The company was incorporated on 16 July 1998 as a holding company for the aerospace businesses it ultimately acquired from BTR plc on 1 October 1998. Subsidiaries were formed prior to the closing or acquired as part of the acquisition in Canada, the United States of America, the United Kingdom, Holland, Singapore and Australia in order to purchase directly from BTR plc or its respective subsidiaries, the aerospace operations in those countries, effective 1 October 1998. The purchase method of accounting was adopted for the acquisition. Accordingly, the general basis for valuation of the assets acquired and liabilities assumed is the fair value at the date of acquisition. The results of the operations of the acquired companies are included in the profit and loss account of the group from 1 October 1998. The total cost of the acquisition was (pound)537 million, which included (pound)22 million in acquisition expenses. This was financed by debt of (pound)382 million and equity of (pound)155 million. Goodwill, representing the excess purchase price over the fair value of net assets acquired, arising on acquisition was (pound)311.8 million, which has been capitalised. Following finalisation of certain items with the vendors, goodwill was adjusted effective 31 December 1999 to (pound)312.2 million. Since then, goodwill has been adjusted to reflect changes in foreign exchange rates at each balance sheet date. The goodwill is considered to have an indefinite life and accordingly has not been amortised. In accordance with FRS 11 `Impairment of Fixed Assets and Goodwill', goodwill will be reviewed annually for possible impairment.

3. SEGMENTAL ANALYSIS

The Group reports results of its business divisions in two segments, Engine Repair and Overhaul and Design and Manufacturing. The Engine Repair and Overhaul segment primarily provides services for gas-turbine engine and accessory repair and overhaul. The Design and Manufacturing segment designs and manufactures wheels, brakes and brake management systems, heat exchangers and bleed valves, combustion heaters, airfoil separators, actuators and customised high technology rubber and polymer products. Transactions between reportable segments are not material.



                                                       QUARTER           QUARTER          NINE MONTHS          NINE MONTHS
                                                         ENDED             ENDED                ENDED                ENDED
                                                       30 SEPT           30 SEPT              30 SEPT              30 SEPT
                                                          2003              2002                 2003                 2002
SALES                                              (POUND)'000       (POUND)'000          (POUND)'000          (POUND)'000
Engine Repair and Overhaul                       (pound)78,378     (pound)79,682       (pound)232,099       (pound)232,354
Design and Manufacturing                                28,778            31,169               90,977              100,365
--------------------------------------------- ----------------- -------------------- -------------------- --------------------
TOTAL SALES                                     (POUND)107,156    (POUND)110,851       (POUND)323,076       (POUND)332,719
--------------------------------------------- ----------------- -------------------- -------------------- --------------------

OPERATING PROFIT
Engine Repair and Overhaul                               6,385             7,345               19,946               20,483
Design and Manufacturing                                 6,724             8,998               24,829               31,240
--------------------------------------------- ----------------- -------------------- -------------------- --------------------
Operating Profit                                        13,109            16,343               44,775               51,723
Finance costs                                           (7,557)          (11,197)             (23,825)             (33,805)
--------------------------------------------- ----------------- -------------------- -------------------- --------------------
Profit on ordinary activities before tax                 5,552             5,146               20,950               17,918
Taxation                                                (2,093)           (2,253)              (8,045)              (7,068)
--------------------------------------------- ----------------- -------------------- -------------------- --------------------
PROFIT FOR THE FINANCIAL PERIOD                   (POUND)3,459      (POUND)2,893        (POUND)12,905        (POUND)10,850
--------------------------------------------- ----------------- -------------------- -------------------- --------------------

NET OPERATING ASSETS                                  30 SEPT             30 SEPT          31 DECEMBER
                                                         2003                2002                 2002
                                                  (POUND)'000         (POUND)'000          (POUND)'000
Engine Repair and Overhaul                      (pound)174,650    (pound)186,556       (pound)189,979
Design and  Manufacturing                              148,030           137,065              137,129
--------------------------------------------- ----------------- -------------------- --------------------
Sub-total                                              322,680           323,621              327,108
Unallocated net liabilities                            (18,204)          (15,566)              (9,307)
Goodwill                                               310,785           316,448              313,856
Taxation                                               (31,060)          (29,496)             (28,042)
Net debt (including current portion but net
of cash)                                              (345,677)         (374,175)            (377,896)
--------------------------------------------- ----------------- -------------------- --------------------
SHAREHOLDERS' FUNDS                             (POUND)238,524    (POUND)220,832       (POUND)225,719
--------------------------------------------- ----------------- -------------------- --------------------

PART 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion represents management's analysis of the financial condition and results of operations for the period from 1 January to 30 September 2003. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in the Company's 2002 and 2001 Report and Group Accounts, along with the condensed consolidated financial statements and related notes included in and referred to within this report.

Certain information contained herein in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Report, which are not historical facts (including statements concerning the Company's financial results and condition, and plans and strategy for its business or economic performance and related financing, or assumptions related thereto) are "forward-looking statements" within the meaning of the federal securities laws made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act 1995. Such forward-looking statements involve uncertainties and risks, including, but not limited to, factors described in this Report and in other documents published by the Company, including documents filed with the U.S. Securities and Exchange Commission. In addition, the Company and its representatives may from time to time make other oral or written statements which are also "forward-looking statements". These forward-looking statements are based upon management's expectations and beliefs concerning future events affecting the Company. Management cautions that forward-looking statements are not guarantees and that the Company's actual financial results and condition, plans and strategy for its business, and related financing may differ materially from such forward-looking statements.

While the Company periodically reassesses material trends and uncertainties affecting the Company's results of operations and financial condition in connection with the preparation of Management's Discussion and Analysis of Financial Condition and Results of Operations, and certain other sections contained in the Company's quarterly, annual or other reports filed with or submitted to the U.S. Securities and Exchange Commission, the Company does not intend to review or revise any particular forward-looking statement in light of such future events.

A discussion of important factors that could cause the actual results of operations or financial condition of the Company to differ from expectations has been set forth in this Report and should be read in conjunction with this discussion. In addition, other factors have been or may be discussed from time to time in the Company's filings with or submissions to the U.S. Securities and Exchange Commission. The Company's results for the period 1 January to 30 September 2003 are not necessarily indicative of results that will be achieved during the year ending 31 December 2003.

1.  RESULTS OF OPERATIONS - PERIOD ENDED 30 SEPTEMBER 2003

SALES
Net sales decreased (pound)3.7 million (3.3%) to (pound)107.2 million in the third quarter of 2003 compared to (pound)110.9 million in the third quarter of 2002. Design and Manufacturing 2003 third quarter sales decreased 7.7%, compared to the third quarter of 2002. Sales of new manufactured OEM parts and brakes declined from sales levels in 2002 reflecting de-stocking, reduced build levels and reduced spare requirements for most of our customers. Cancelled programmes, such as the Concorde, also negatively impacted sales. Engine Repair and Overhaul underlying (excluding currency movements) third quarter 2003 sales grew 2.4% compared to the third quarter of 2002. This reflects growth in military and regional segments where utilization rates have improved over 2002, including the impact of new CF34 business. After taking into account the movement in the USD-GBP exchange rate, Engine Repair and Overhaul sales fell 1.6% in the third quarter of 2003 compared to the third quarter of 2002.

GROSS MARGIN
Gross margin decreased (pound)2.0 million (6.8%) during the third quarter of 2003, compared to the third quarter of 2002. Design and Manufacturing third quarter gross margin was down (pound)2.1 million (13.5%), primarily due to the volume shortfall and costs associated with new program management and development. Engine Repair & Overhaul third quarter gross margin is broadly in line with the third quarter of the prior year.

SELLING, GENERAL, ADMINISTRATION & OTHER EXPENSES
Total selling, general, administration and other expenses increased (pound)1.2 million (9.4%) in the third quarter of 2003, compared to the third quarter of 2002. Design and Manufacturing selling, general, administration and other expenses are broadly in line to prior year third quarter. Engine Repair & Overhaul selling, general, administrative and other expenses in the third quarter of 2003 increased (pound)1.1 million (15.6%) compared to the third quarter of 2002. This rise reflects increased insurance premiums as well as increased depreciation and amortisation related to the recent plant expansion of the new CF34 program.

OPERATING PROFIT
Operating profit during the third quarter of 2003 was (pound)3.2 million (19.8%) lower than the third quarter of 2002, primarily as a result of lower sales and gross margin in Design & Manufacturing.

Design and Manufacturing Division operating profit for the third quarter of 2003 was (pound)2.3 million (25.3%) lower than the third quarter of 2002 reflecting reduced sales. Engine Repair and Overhaul operating profit for the third quarter of 2003 was (pound)1.0M (13.1%) lower than the third quarter of 2002 primarily as a result of increased selling, general administration & other expenses as described above as well as the impact from the movement in the USD to GBP exchange rate.

FINANCE COSTS
Interest expense decreased by (pound)3.6 million (32.5%) during the third quarter of 2003 compared to the third quarter of 2002. This decrease is primarily the result of the expiration of the derivative contracts in November 2002. Current interest rates are considerably less than the rates previously obtained via the derivative contracts.

Amortisation of finance costs during the third quarter of 2003 was approximately the same as the third quarter of 2002.

TAXATION
Taxation charge for the third quarter of 2003 reflects an average tax rate of 38% of profit on ordinary activities before taxation (2002: 44%).

NET EARNINGS
Net earnings were (pound)3.4 million in the third quarter of 2003 compared to (pound)2.9 million for the third quarter of 2002. The primary reason for the increase is the reduction of finance costs as described above.

NEW PROGRAMMES

General Electric CF34 Authorisation: In September 2001, we entered into an agreement with GE Engine Services Inc. to become an Authorised CF34(TM) Service Provider. Revenue has been recognized on production engines processed through the facility since September 2002.

Contractor Furnished Material (CFM) Conversion: Effective October 1, 2003, our Propulsion Business Area (PBA) labour only contract has been amended to include Contractor Furnished Material (CFM) which was formerly provided by the US Government, for all the Defence Logistics Agency (DLA) managed line items. This contract modification is estimated to increase annual sales by more than (pound)60 million per year.

Brake Programs: In partnership with Honeywell Inc., we have been selected to provide carbon brakes for the Airbus A380 program and the Joint Strike Fighter program. Development of these new programs is progressing and we expect to generate initial revenues in 2006 for the A380 and 2008 for the Joint Strike Fighter program.

Affordable Readiness and Transformation (ART): In late 2002, the company began marketing its unique business redesign methodology to maintenance, repair and overhaul organizations. The company has been successful throughout 2003 in securing (pound)3.5M in contracts for future revenues and will continue to actively market its redesign services.

2.  LIQUIDITY AND CAPITAL RESOURCES

The Company's principal liquidity requirements over the next several years are expected to consist of funds required for the following:

      o  fund capital expenditures for the maintenance of our facilities;

      o purchase testing equipment, repair equipment, replacement parts and whole replacement engines in order to support expected growth in the repair and overhaul market;

      o  expand our business;

      o  fund potential acquisitions consistent with our business strategy;

      o  fund debt service requirements;

      o  fund research and development;

      o  fund new program bids;

      o  fund working capital requirements;

      o  fund expenditures on free-of-charge brake ship-sets;

      o  fund costs of obtaining OEM authorizations; and

      o  fund taxation arising in various jurisdictions.

NET CURRENT ASSETS
Net current assets decreased (pound)1.7 million (2.0%) from (pound)85.3 million at 31 December 2002 to (pound)83.6 million at 30 September 2003, primarily resulting from decreases in stocks.

CAPITAL EXPENDITURE
Overall, Company capital expenditure on fixed assets and capitalised development costs for the first nine months of 2003 totalled (pound)11.1 million. Capital expenditures are lower than in the first nine months of 2002 by (pound)21.1 million. The majority of payments for capital associated with the new CF34 programme occurred in 2002. Expenditures of (pound)16.8 million were made on this programme in 2002. Expenditures in the first nine months of 2003 are primarily for new equipment, as well as development costs related to braking programmes.

CASH FLOW
Operating cash flow was (pound)59.6 million for the first nine months of 2003. This is higher than the same period in 2002 by (pound)11.4M. Primarily as a result of significant reductions in interest payments and capital expenditures, net cash flow before financing was (pound)35.9 million higher for the first nine months of 2003 compared to 2002.

HEDGING
The Company's operations are conducted by entities in many countries, and, accordingly, the Company's results of operations are subject to currency translation risk and currency transaction risk. In order to mitigate translation risks, borrowings are drawn down in local functional currencies. In addition, from time to time, short-term funding loans are made from one operating subsidiary to another. The Company usually arrange forward currency transactions at the inception of these loans to eliminate exchange risk arising on the underlying loan.

In addition to currency translation risk, the Company incurs currency transaction risk whenever one of its operating subsidiaries enters into either a purchase or sales transaction using a currency other than its functional currency. Currency transaction risk is reduced by matching sales revenues and costs in the same currency, which is generally the practice in the aerospace industry. Currency hedging is generally used to protect against the transaction risk arising from forward purchase commitments of aircraft parts, the prices of which are denominated in US dollars, and from its receipt of revenues in foreign currencies.

Under the credit agreement, the Company entered into interest rate hedging arrangements as detailed in notes to the Company's 2001 Report and Group Accounts. These arrangements expired in November 2002. Given the significant fall in LIBOR rates since the original swaps were initiated, the directors intend to further consider their hedging strategy for 2003 and 2004.

BORROWINGS AND EQUITY
At 30 September 2003, the Company had (pound)360.8 million outstanding in total borrowings, of which (pound)37.4 million is due within one year.

The Company made the scheduled repayment of (pound)11.2 million on 1 April 2003 under the credit agreements or other long term borrowings, notwithstanding certain provisions of the credit agreements and the Senior Notes which require prepayment of the debt in certain circumstances including out of the proceeds of material disposals and out of excess cash flow as described in the credit agreement. The Company has also made scheduled repayments of (pound)11.2 million and $1.7 million on 1 October 2003 in accordance with the credit agreements.

The Company also has available to it a (pound)50 million Revolving Credit Facility available to fund, among other things, seasonal working capital needs. At 30 September 2003, (pound)13.0 million is outstanding under this Revolving Credit Facility. In addition, approximately (pound)11.0 million is unavailable as a result of offsets required by the credit agreement for any outstanding bank overdraft lines established for our local operating units. A further (pound)49.1 million facility is available to fund capital expenditures associated with our new CF34 engine repair and overhaul program and certain capital expenditures funded at 1 October 1998. At 30 September 2003, (pound)37.0 million of this facility has been drawn.

Pursuant to the requirements of the Offering Memorandum dated 7th May 1999, and the exchange offer dated September 1999, Dunlop Standard Aerospace Holdings plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DUNLOP STANDARD AEROSPACE HOLDINGS PLC




By:      /s/ David Unruh
         -----------------------
Name:    David Unruh
Title:   Chief Financial Officer
Date:    November 13, 2003